NYSE & PSE:  LZB                 News Release           Contact:  Jim Korsnack
                                                            (313) 241-4208



             THIRD QUARTER LA-Z-BOY SALES UP 13%, EARNINGS UP 25%


MONROE, MI., February 14, 1994:   La-Z-Boy Chair Company's third quarter that
ended on January 22, 1994 recorded sales up 13% and net income up 25% vs. last year's third quarter. Both sales and earnings were record highs for a third quarter.


Details of Financial Results
- ----------------------------
Third quarter sales grew to $193 million vs. $170 million, an increase of 13%, while net income improved 25% to $8.0 million( $.44 per share) from $6.4 million ($.35 per share) in last year's third quarter. Cash dividends paid rose 13%.

For the nine months ended January, sales were $564 million, 16% more than last year's $486 million, and net income before an accounting change for income taxes was $22.4 million ($1.23 per share) vs. $15.7 million ($.86 per share) last year. After the accounting change, net income was $1.41 per share vs. $.86 last year.


Chairman Comments
- -----------------
Charles T. Knabusch, La-Z-Boy Chairman and President, said, "Sales volume was strong again across all five of our operating divisions, particularly at Hammary [which primarily produces occasional tables]. La-Z-Boy modulars, sofas, sleepers and reclining sofas continue to have much higher than average rates of sales increases. Operating profit improved 28% even though many of our plants had extra costs and problems due to the bad weather in late December and early January."

Regarding the near future, Mr. Knabusch was generally optimistic. "Last year's fourth quarter had very strong sales and profits. Even so, it looks like we can do better this year although the percentage improvements probably won't be as strong as the last two quarters."


New Manufacturing Facility
- --------------------------
Earlier this quarter La-Z-Boy announced that it will begin construction on a new upholstery factory in Arkansas. The plant will be over 350,000 square feet and will replace an existing older 200,000 square foot plant. It is expected to cost roughly $7 million (including equipment) and generate new jobs within the first two years of operation.

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             La-Z-Boy Chair Company Financial Information Release      1 of 4
                      CONSOLIDATED SUMMARY OF OPERATIONS              02/14/94

                (Amounts in thousands, except per share data)

                                      THIRD QUARTER ENDED  (UNAUDITED)
                               ----------------------------------------------
                                    Amounts
                               ------------------            Percent of Sales
                               Jan. 22,  Jan. 23,  % Over    ----------------
                                 1994      1993    (Under)    1994     1993
                               --------  --------  -------   -------  -------
Sales                          $192,648  $169,810     13%     100.0%   100.0%
Cost of sales                   141,771   125,677     13%      73.6%    74.0%
                               --------  --------  -------   -------  -------
  Gross profit                   50,877    44,133     15%      26.4%    26.0%

S, G & A                         36,877    33,210     11%      19.1%    19.6%
                               --------  --------  -------   -------  -------
  Operating profit               14,000    10,923     28%       7.3%     6.4%

Interest expense                    682       765    -11%       0.4%     0.5%
Other income                        153       346    -56%       0.1%     0.3%
                               --------  --------  -------   -------  -------
  Pretax income                  13,471    10,504     28%       7.0%     6.2%

Income taxes *                    5,483     4,113     33%      40.7%    39.2%
                               --------  --------  -------   -------  -------
  Net income                   $  7,988  $  6,391     25%       4.1%     3.8%
                               ========  ========  =======   =======  =======

Average shares                   18,302    18,175      1%

Earnings per share                $0.44     $0.35     26%

Dividends per share               $0.17     $0.15     13%

* Percent of sales column is calculated as a percent of pretax income.

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             La-Z-Boy Chair Company Financial Information Release      2 of 4
                      CONSOLIDATED SUMMARY OF OPERATIONS              02/14/94

                (Amounts in thousands, except per share data)

                                        NINE MONTHS ENDED  (UNAUDITED)
                               ----------------------------------------------
                                    Amounts
                               ------------------            Percent of Sales
                               Jan. 22,  Jan. 23,  % Over    ----------------
                                 1994      1993    (Under)    1994     1993
                               --------  --------  -------   -------  -------
Sales                          $563,788  $485,690     16%     100.0%   100.0%
Cost of sales                   416,978   363,144     15%      74.0%    74.8%
                               --------  --------  -------   -------  -------
  Gross profit                  146,810   122,546     20%      26.0%    25.2%

S,G & A                         108,330    95,557     13%      19.2%    19.6%
                               --------  --------  -------   -------  -------
  Operating profit               38,480    26,989     43%       6.8%     5.6%

Interest expense                  2,178     2,473    -12%       0.4%     0.5%
Other income                      1,021     1,295    -21%       0.2%     0.2%
                               --------  --------  -------   -------  -------
  Pretax income                  37,323    25,811     45%       6.6%     5.3%

Income taxes *                   14,946    10,130     48%      40.0%    39.2%
                               --------  --------  -------   -------  -------
Income before acctg. change      22,377    15,681     43%       4.0%     3.2%
Accounting change                 3,352         -     N/A       0.6%      N/A
                               --------  --------  -------   -------  -------
  Net income                   $ 25,729  $ 15,681     64%       4.6%     3.2%
                               ========  ========  =======   =======  =======

Average shares                   18,257    18,168      0%

Earnings per share:
- -------------------
  Income before acctg. change     $1.23     $0.86     43%

  Accounting change                0.18         -     N/A
                               --------  --------  -------
  Net income                      $1.41     $0.86     64%
                               ========  ========  =======

  Dividends per share             $0.47     $0.45      4%

* Percent of sales column is calculated as a percent of pretax income.

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             La-Z-Boy Chair Company Financial Information Release      3 of 4
                          CONSOLIDATED BALANCE SHEET                  02/14/94

                            (Dollars in thousands)

                                   Unaudited           Increase
                               ------------------     (Decrease)       Audited
                               Jan. 22,  Jan. 23,  ----------------   April 24,
                                 1994      1993    Dollars  Percent     1993
                               --------  --------  -------  -------   ---------
Current Assets
  Cash & cash equivalents      $ 32,402  $ 45,453 ($13,051)    -29%   $ 28,808
  Receivables                   158,280   146,430   11,850       8%    175,106

  Inventories
    Raw materials                33,259    25,394    7,865      31%     27,555
    Work-in-process              32,063    28,687    3,376      12%     30,598
    Finished goods               29,698    22,227    7,471      34%     20,135
                               --------  --------  -------  -------   ---------
      Total FIFO                 95,020    76,308   18,712      25%     78,288
      LIFO reserve              (18,170)  (14,258)  (3,912)    -27%    (17,801)
                               --------  --------  -------  -------   ---------
        Total LIFO inventories   76,850    62,050   14,800      24%     60,487

  Deferred income taxes          13,720     7,389    6,331      86%      9,152
  Other current assets            5,956       644    5,312     825%      5,423
                               --------  --------  -------  -------   ---------
    Total Current Assets        287,208   261,966   25,242      10%    278,976

Property, plant & equipment      93,889    90,596    3,293       4%     90,407

Goodwill                         20,991    22,228   (1,237)     -6%     21,658

Other long-term assets           12,922     8,387    4,535      54%     10,023
                               --------  --------  -------  -------   ---------
      Total Assets             $415,010  $383,177  $31,833       8%   $401,064
                               ========  ========  =======  =======   =========

Current Liabilities
  Short-term debt              $      0  $  1,400 ($ 1,400)   -100%   $      0
  Current portion of L/T debt     2,875     1,727    1,148      66%        542
  Accounts payable               22,740    21,765      975       4%     20,010
  Payroll/benefits related       26,913    22,840    4,073      18%     30,842
  Estimated income taxes          3,148     3,329     (181)     -5%      9,011
  Other current liabilities      20,460    19,451    1,009       5%     17,046
                               --------  --------  -------  -------   ---------
    Total Current Liabilities    76,136    70,512    5,624       8%     77,451

Long-term debt                   52,495    55,459   (2,964)     -5%     55,370

Deferred income taxes             6,455     5,339    1,116      21%      4,857

Shareholders' equity
  18,320,185 shares, $1.00 par   18,320    18,200      120       1%     18,195
  Capital in excess of par        9,596     8,227    1,369      17%      8,494
  Retained earnings             252,550   225,911   26,639      12%    236,842
  Currency translation             (542)     (471)     (71)    -15%       (145)
                               --------  --------  -------  -------   ---------
    Total Shareholders' Equity  279,924   251,867   28,057      11%    263,386
                               --------  --------  -------  -------   ---------
      Total Liabilities and
      Shareholders' Equity     $415,010  $383,177  $31,833       8%   $401,064
                               ========  ========  =======  =======   =========

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             La-Z-Boy Chair Company Financial Information Release      4 of 4
                                                                      02/14/94

Overall:
- --------
Refer to today's press release for additional comments.

Other Income:
- -------------
The $193 (56%) decline in other income for the quarter was due to changes in pension-related assumptions. The expected long-term rate of return and the discount rate were each lowered .5 points. In addition, a 16 year amortization of the unrecognized net loss of the plan was started. The fourth quarter should show a similar decline compared to the prior year.

Accounting Change:
- ------------------
During the first quarter of fiscal year 1994, the Company recorded a change in accounting principle in connection with the issuance of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", by the Financial Accounting Standards Board. This change in accounting principle increased net income and the net deferred tax asset by $3.4 million or $.18 per share.

Cash:
- -----
The decrease in cash from $45 million last January to $32 million this year was largely due to the increase in inventories, capital expenditures and receivables. Raw materials were up 31% primarily in the area of fabric, wood and leather. The availability of wood has been better this year than last year. Most of the increase in finished goods inventories was due to plans to better fill dealer orders at LZB's two largest divisions that offer shipments from stock as opposed to build-to-order. The capital expenditure increase was planned as expenditures last year were below average. The receivables increase was largely due to the 13% increase in sales for the quarter.

Other Current Assets:
- ---------------------
The $5 million increase from last year was due to increased VEBA funding, increased prepaid selling expenses, better estimating of expected health-care expenses and changes in the timing of health-care payments.

Extra Week in Fourth Quarter:
- -----------------------------
The fourth quarter to end April 30, 1994 will have 14 weeks in it compared to 13 weeks in the prior year's fourth quarter. The full year ending April 30, 1994 will have 53 weeks compared to 52 weeks last year.